SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

Schedule TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

EMERGENT CAPITAL, INC.

(Name of Subject Company (Issuer))

EMERGENT CAPITAL, INC.

(Name of Filing Person (Issuer))

8.5% SENIOR UNSECURED CONVERTIBLE NOTES DUE 2019

(Title of Class of Securities)

8.5% SENIOR UNSECURED CONVERTIBLE NOTES (CUSIP No. 452834AE4;
CUSIP No. 29102NAB1 (PIK Notes))

(CUSIP Number of Class of Securities)

Christopher J. O’Reilly, Esq.

General Counsel

Emergent Capital, Inc.

5355 Town Center Road,

Suite 701

Boca Raton, Florida 33486

(561) 995-4200

(Name, Address, and Telephone Numbers of Persons Authorized

to Receive Notices and Communications Behalf of Filing Person)

With a copy to:

Rodney H. Bell, Esq.

David S. Cole, Esq.

Holland & Knight LLP

701 Brickell Avenue

Miami, Florida 33131

(305) 374-8500

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Registration Fee(2)
$74,220,450 5.00% Senior Unsecured Notes Due 2023	$8,602.15
40,000,000 shares of common stock(3)	$927.20
Total	$9,529.35

(1)                                 Estimated solely for the purposes of calculating the filing fee pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended.

(2)                                 The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, by multiplying the transaction value by 0.0001159.  Previously paid.

(3)                                 40,000,000 shares of 0.01 par value common stock are offered pursuant to the rights offering at $0.20 per share.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,529.35	Filing Party: Emergent Capital, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: April 18, 2017

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the tender offer statement on Schedule TO and the related exhibits included therein (the “Offering Materials”) originally filed by Emergent Capital, Inc. (the “Company”) with the United States Securities and Exchange Commission (the “SEC”) on April 18, 2017, which was amended and supplemented by the Amendment No. 1 to Schedule TO filed with the SEC by the Company on May 16, 2017, by the Amendment No. 2 to Schedule TO filed with the SEC by the Company on May 26, 2017, and by the Amendment No. 3 to Schedule TO filed with the SEC by the Company on June 7, 2017 (as amended and supplemented, the “Schedule TO”).  The Company may from time to time further amend and supplement the Schedule TO.  The Company filed as Exhibit 99.(A)(1)(I) to the Schedule TO its offer to exchange dated April 18, 2017 (the “Offer to Exchange”), which was supplemented by the Supplement No. 1 to Offer to Exchange filed with the Amendment No. 2 to Schedule TO as Exhibit (a)(1)(vi) and by the Supplement No. 2 to Offer to Exchange filed with the Amendment No. 3 to Schedule TO as Exhibit (a)(1)(vii).

Pursuant to the Offer to Exchange, the Company offered to exchange (the “Exchange Offer”) all of its outstanding 8.50% Senior Unsecured Convertible Notes due 2019 (the “Old Notes”), which Old Notes include the $74,220,450 aggregate principal amount outstanding on the date of the Exchange Offer and which Old Notes will be deemed to include an additional principal amount of Old Notes equal to accrued and unpaid interest on all Old Notes tendered in the Exchange Offer through and excluding the Settlement Date (as defined in the Offer to Exchange), as follows: for each $1,000 principal amount of Old Notes accepted for exchange in the Exchange Offer and for the requisite consents validly delivered (and not withdrawn) in the Consent Solicitation (as defined in the Offer to Exchange), holders of Old Notes will receive (a) $1,000 principal amount of our 5.00% Senior Unsecured Convertible Notes due 2023 (the “New Unsecured Notes”), and (b) the right to subscribe in a rights offering (the “Rights Offering”) for 500 shares of our $0.01 par value common stock (the “Common Stock” and such shares issuable in connection with the Rights Offering, the “Rights Offering Common Stock”) at a price of $0.20 per share.

This Amendment No. 4 is being filed solely to extend the Expiration Date (as defined in the Offer to Exchange) to 5:00 p.m., New York City time, on June 27, 2017 unless further extended by the Company.

This Amendment No. 4 amends and supplements only the items of the Schedule TO that are being amended and supplemented by this Amendment No. 4.  Except as amended by this Amendment No. 4, all terms and conditions of the Exchange Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto as previously filed remain unchanged and are expressly incorporated by reference into this Amendment No. 4.  Any unaffected items and exhibits in the Schedule TO are not included in this Amendment No. 4.  This Amendment No. 4 should be read in conjunction with the Schedule TO and the related exhibits included therein, as previously amended and supplemented by the Amendment No. 1 dated May 16, 2017, the Amendment No. 2 dated May 26, 2017 and the Amendment No. 3 dated June 7, 2017, and as the Company may further amend or supplement the same hereafter and file with the SEC.  Any capitalized term used in this Amendment No. 4 and not defined has the meaning set forth in the Schedule TO.

Item 1.  Summary Term Sheet.

The information set forth in Item 4 below is incorporated herein by reference.

Item 4.  Terms of the Transaction.

The Company is extending the Expiration Date of the Exchange Offer until 5:00 p.m., New York City time, on June 27, 2017, unless the Company further extends the Expiration Date.  The Exchange Offer was previously scheduled to expire at 5:00 p.m., New York City time, on June 12, 2017.  Throughout the Schedule TO, the Offer to Exchange and the Offering Materials, all references to the Expiration Date are hereby amended to extend the Expiration Date until 5:00 p.m., New York City time, on June 27, 2017.  On June 12, 2017, the Company advised holders of the Old Notes of the extension of the Expiration Date by issuing a press release.

Item 12.  Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit Number	Exhibit
(a)(5)(F)	Press Release, issued June 12, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMERGENT CAPITAL, INC.

	By:	/s/ CHRISTOPHER O’REILLY
		Name:	Christopher J. O’Reilly
		Title:	General Counsel
Dated: June 12, 2017

Exhibit Index

Exhibit Number	Exhibit
(a)(1)(i)*	Offer to Exchange, dated April 18, 2017.
(a)(1)(ii)*	Letter of Transmittal and Consent for use by holders of the Company’s 8.50% Senior Unsecured Convertible Notes, dated April 18, 2017.
(a)(1)(ii)(A)++	Amended and Restated Letter of Transmittal and Consent for use by holders of the Company’s 8.50% Senior Unsecured Convertible Notes, dated May 26, 2017.
(a)(1)(iii)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(iv)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(iv)(A)**	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(v)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(v)(A)**	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vi)++	Supplement No. 1 to the Offer to Exchange, dated May 26, 2017.
(a)(1)(vii)+++	Supplement No. 2 to the Offer to Exchange, dated June 7, 2017.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)*	Press Release, issued April 18, 2017.
(a)(5)(B)**	Press Release, issued May 15, 2017.
(a)(5)(C)+	Current Report on Form 8-K filed May 15, 2017.
(a)(5)(D)++	Press Release, issued May 26, 2017.
(a)(5)(E)+++	Press Release, issued June 7, 2017.
(a)(5)(F)	Press Release, issued June 12, 2017.
(b)(1)*	Form of Indenture between Emergent Capital, Inc. and U.S. Bank National Association, as Trustee.
(b)(2)*	Form of 5.00% Senior Unsecured Convertible Note Due 2023 to be issued by Emergent Capital, Inc.
(b)(3)++	Bridge Note made in favor of PJC Investments, LLC, dated May 15, 2017.
(d)(1)*

Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and the consenting holders of the Company’s 8.50% Senior Unsecured Convertible Notes Due 2019 party thereto.

(d)(2)*

Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and the consenting holders of the Company’s 8.50% Senior Unsecured Convertible Notes Due 2019 party thereto.

(d)(3)+++†	Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and Bulldog Investors LLC.
(d)(4)+++†	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and Bulldog Investors LLC.
(d)(5)+++†	Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and Rangeley Capital, LLC.
(d)(6)+++†	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and Rangeley Capital, LLC.
(d)(7)+++†	Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and NS Advisors, LLC.
(d)(8)+++†	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and NS Advisors, LLC.

(d)(9)+++†	Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and Joel Lusman.
(d)(10)+++†	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and Joel Lusman.
(d)(11)+++†

Master Transaction Agreement, dated as of March 15, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Ironsides P Fund L.P., and Ironsides Partners Special Situations Master Fund II L.P.

(d)(12)+++†

Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Ironsides P Fund L.P. and Ironsides Partners Special Situations Master Fund II L.P.

(d)(13)+++†

Master Transaction Agreement, dated as of March 15, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Nantahala Capital Partners Limited Partnership, Nantahala Capital Partners II Limited Partnership, Nantahala Capital Partners SI, LP, Blackwell Partners LLC — Series A, Silver Creek CS SAV, L.L.C. and Fort George Investments, LLC.

(d)(14)+++†

Amendment to Master Transaction Agreement, dated as of April 7, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Nantahala Capital Partners Limited Partnership, Nantahala Capital Partners II Limited Partnership, Nantahala Capital Partners SI, LP, Blackwell Partners LLC — Series A, Silver Creek CS SAV, L.L.C. and Fort George Investments, LLC.

(d)(15)+++†	Master Transaction Agreement, dated as of May 12, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and Integrated Core Strategies (US) LLC.
(g)	None.
(h)	None.

*                                         Incorporated by reference to the Company’s Schedule TO filed with the SEC on April 18, 2017.

**                                  Incorporated by reference to the Company’s Schedule TO-I/A filed with the SEC on May 16, 2017.

+                                         Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on May 16, 2017.

++                                  Incorporated by reference to the Company’s Schedule TO-I/A filed with the SEC on May 26, 2017.

+++                           Incorporated by reference to the Company’s Schedule TO-I/A filed with the SEC on June 7, 2017.

†                                         Certain portions of the exhibit have been omitted pursuant to a request for confidential treatment.  An unredacted copy of the exhibit has been filed with the United States Securities and Exchange Commission separately pursuant to the request for confidential treatment.